Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Harley-Davidson, Inc. for the registration of debt securities, common stock, preferred stock purchase rights, preferred stock, warrants, stock purchase contracts and stock purchase units and to the incorporation by reference therein of our reports dated February 11, 2008, with respect to the consolidated financial statements and schedule of Harley-Davidson, Inc., and the effectiveness of internal control over financial reporting of Harley-Davidson, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin

December 3, 2008